Exhibit 12.1

OfficeMax Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

		Year Ended December 31					Six Months Ended June 30
		1999	2000	2001	2002	2003	2003	2004 (Restated)
		(thousands)

	Interest costs	$146,124	$152,322	$129,917	$133,762	$134,930	$64,340	$82,984
	Guarantee of interest on ESOP debt	12,856	10,880	8,732	6,405	3,976	2,167	905
	Interest capitalized during the period	238	1,458	1,945	3,937	391	319	28
	Interest factor related to noncapitalized leases (a)	13,065	13,394	11,729	11,128	15,974	5,631	56,818

	Total fixed charges	$172,283	$178,054	$152,323	$155,232	$155,271	$72,457	$140,735

	Income (loss) before income taxes, minority interest, and cumulative effect of accounting changes	$355,940	$298,331	$(48,558)	$(12,214)	$19,297	$(35,602)	$175,274
	Undistributed (earnings) losses of less than 50%- owned entities, net of distributions received	(6,115)	(2,061)	8,039	2,435	(8,695)	(340)	(6,291)
	Total fixed charges	172,283	178,054	152,323	155,232	155,271	72,457	140,735
Less:	Interest capitalized	(238)	(1,458)	(1,945)	(3,937)	(391)	(319)	(28)
	Guarantee of interest on ESOP debt	(12,856)	(10,880)	(8,732)	(6,405)	(3,976)	(2,167)	(905)

	Total earnings before fixed charges	$509,014	$461,986	$101,127	$135,111	$161,506	$34,029	$308,785

	Ratio of earnings to fixed charges	2.95	2.59	—	—	1.04	—	2.19

	Excess of fixed charges over earnings before fixed charges	$—	$—	$51,196	$20,121	$—	$38,428	$—

(a)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate.